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                                                               Exhibit 99.(d)(3)

                                                                   June 14, 2000



             Non-Solicitation and Expense Reimbursement Agreement
             ----------------------------------------------------


In connection with the discussions and negotiations between InfrastruX Group, Inc. ("InfrastruX") and UTILX Corporation (the "Company"), the parties agree to the following:

1. Non-Solicitation. Until the earlier of June 30, 2000 or the signing of a definitive merger agreement (the "Merger Agreement") the Company shall cease all discussions with any parties other than InfrastruX with respect to any proposed merger, acquisition or similar transaction, and the Company shall not, and shall cause its officers, directors, agents and employees not to initiate, solicit or encourage inquiries, negotiations or proposals with respect to any proposed merger, acquisition or other similar agreement. Notwithstanding the foregoing, nothing contained in this paragraph shall prevent the Company from responding to, or engaging in discussions with, another party who makes an unsolicited inquiry or proposal to merge with or acquire the Company. The Company shall, however, immediately notify InfrastruX of any unsolicited inquiries or proposals (and the details thereof), and, in the case that an unsolicited proposal is received by the Company, InfrastruX shall be relieved of its "standstill" obligations under that Confidentiality Agreement between the Company and InfrastruX dated May 24, 2000. It is anticipated that the Merger Agreement will set forth further definitive exclusivity provisions, rights and remedies for the benefit of InfrastruX, which will apply to the parties on a going-forward basis.

2. Expense Reimbursement. In order to facilitate negotiations, InfrastruX agrees to reimburse the Company for its actual reasonable expenses incurred with respect to professional fees in connection with the proposed transaction from this date forward, up to a maximum of $150,000.00.

     InfrastruX shall, upon signing this Agreement, advance to the Company $50,000.00 (of the $150,000.00 maximum reimbursable amount) from which it may begin to fund such expenses. Once the Company incurs professional fees in excess of $50,000.00, it shall invoice InfrastruX for additional professional fees as they are incurred. Such invoices shall be payable by InfrastruX to the Company within fifteen (15) days of receipt. The Company's invoices to InfrastruX will contain copies of the original, underlying professional fee invoices received by the Company, and other documentation as InfrastruX shall reasonably request.

     If, within one (1) year from the date hereof, the Company executes an agreement to merge, or be acquired by, or enter into some other similar business combination with a party other than InfrastruX, or if prior to June 30, 2000 the Company unilaterally terminates discussions with InfrastruX, then the Company shall immediately repay InfrastruX for any monies advanced or paid to the Company in connection with this paragraph 2.

3. Due Diligence. The Company agrees that it shall use reasonable efforts to make available all information (financial or otherwise) reasonably requested by or on behalf of InfrastruX or in connection with their due diligence review of the Company, including at all reasonable times and reasonable notices, access to the Company's books, records, facilities, properties, officers, key employees, accountants, financing sources and representatives.
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                                                                   June 14, 2000

Accepted and agreed to on this the 14th day of June, 2000:


InfrastruX Group, Inc.                 UTILX Corporation




By: /s/ John Durbin                    By: /s/ William Weisfield

Its: Chief Executive Officer           Its: President



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